UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 333- 277162

Orangekloud Technology Inc.

(Registrant’s Name)

1 Yishun Industrial Street 1

#04-27/28&34 Aposh Building Bizhub

Singapore, 768160

+65 6317 2050

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Financial Statements and Exhibits.

In connection with the extraordinary general meeting of shareholders of Orangekloud Technology Inc., a Cayman Islands company (the “Company”), the Company hereby furnishes the following documents:

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting of Shareholders dated December 30, 2024
99.2	Form of Proxy of Extraordinary General Meeting of Shareholders
99.3	Form of amended and restated memorandum and articles of association
99.4	2025 Share Incentive Plan

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orangekloud Technology Inc.

Date:	December 31, 2024	By:	/s/ Goh Kian Hwa
		Name:	Goh Kian Hwa
		Title:	Chief Executive Officer

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